PACIFIC SOFTWARE, INC.

9905 Pin Oak Acres Way #622

Charlotte, NC 28277

March 15, 2022

VIA EDGAR

Attorney Janice Adeloye

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Re:	Pacific Software, Inc.
Form 1-A POS: Request for Qualification
File No. 024-11671

Dear Ms. Adeloye:

Pacific Software, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Post Qualification Amendment on Form 1-A POS (“Offering Statement”) effective at 4:00 PM EDT on Thursday, March 17, 2022, or as soon as practicable thereafter. In conjunction with our request, we confirm that the State of Georgia is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Michael Finkelstein
Michael Finkelstein
COO